United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

Table of Contents:

Press Release	3
Signature Page	4

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE

ORDINARY BOARD OF DIRECTORS MEETING

On March 11, 2020, at 9:00 am, met, ordinarily, at Praia de Botafogo, 186, room 1901, Rio de Janeiro, RJ, Messrs. José Maurício Pereira Coelho – Chairman, Fernando Jorge Buso Gomes – Vice-Chairman, Murilo Cesar Lemos dos Santos Passos (by videoconference), Marcel Juviniano Barros, Roger Allan Downey, Eduardo de Oliveira Rodrigues Filho, Toshiya Asahi, Oscar Augusto de Camargo Filho, José Luciano Duarte Penido, Sandra Maria Guerra de Azevedo, Isabella Saboya de Albuquerque, Patricia Gracindo Marques de Assis Bentes and the alternative member Iran da Cunha Santos, and also Mr. Luiz Gustavo Gouvêa, as Governance Secretary of Vale S.A. (“Vale”). Therefore, the Board of Directors approved, by majority the first two subjects and unanimously the last subject, all related to Vale's Ordinary and Extraordinary General Meetings 2020: “APPOINTMENT OF BOARD OF DIRECTORS MEMBERS – (…) the Board of Directors approved, with a favorable report of the Personnel and Governance Committee, the recommendation to shareholders of the approval of the names of candidates for members of the Board of Directors of Vale appointed by the signatory shareholders of the Vale Shareholders' Agreement of 08/14/2017, which included the appointment of three independent members, according to the attached ticket, as well as disclose such recommendation in the Proxy Statement and in the Management Proposal at the Ordinary and Extraordinary Shareholders' Meetings, as well as in the ADR Proxy Card.”; “ANNUAL GLOBAL REMUNERATION OF THE MANAGEMENT – (…) the Board of Directors approved, with a favorable report of the Personnel and Governance Committee, the proposal for the annual global remuneration of the of the Management for the year 2020, under the terms presented (…).”; and “ORDINARY AND EXTRAORDINARY GENERAL MEETINGS 2020 – (…) the Board of Directors approved, with a favorable report of the Personnel and Governance Committee, the proposal to amend the Company's Bylaws, as well as the call notice, the Proxy Statement and the Management Proposal at the Ordinary and Extraordinary Shareholders' Meetings, according to documents filed at the Company's headquarters.” I hereby attest that the items above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, March 11, 2020.

Luiz Gustavo Gouvêa

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

By:	/s/ André Figueiredo
Date: March 13, 2020	Director of Investor Relations

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